UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 333-43447
Ingram Micro 401(k) Investment Savings Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705-4926
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
By:	/s/ Lynn Jolliffe
Name: Lynn Jolliffe Member of the Ingram Micro Inc. Benefits Administrative Committee

June 25, 2008

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Financial Statements
and
Supplemental Schedule
As of December 31, 2007 and 2006 and
for the Year Ended December 31, 2007

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Ingram Micro Inc. Benefits Administrative Committee
Santa Ana, California
We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BDO Seidman, LLP
Costa Mesa, California
June 23, 2008

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 2007 and 2006

	2007	2006
Assets

Investments, at fair value	$180,104,852	$168,896,736

Total assets, at fair value	180,104,852	168,896,736

Liabilities

Accrued administrative expenses	11,723	24,175

Total liabilities	11,723	24,175

Net assets available for plan benefits, at fair value	180,093,129	168,872,561

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common and collective trust)	189,290	174,258

Net assets available for plan benefits	$180,282,419	$169,046,819

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statement of Changes in Net
Assets Available for Plan Benefits
For the Year Ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Participant contributions	$13,372,192
Employer contributions, net of forfeitures	3,819,745
Participant rollovers	891,909

Total contributions	18,083,846

Investment income:
Dividends and interest	11,593,870
Participant loan interest	367,602
Net appreciation in fair value of registered investment companies	26,706
Net depreciation in fair value of common stock	(751,949)

Total investment income	11,236,229

Total additions, net	29,320,075

Deductions from net assets attributed to:
Benefits paid to participants	17,943,594
Administrative expenses	140,881

Total deductions	18,084,475

Net increase	11,235,600

Net assets available for plan benefits — beginning of year	169,046,819

Net assets available for plan benefits — end of year	$180,282,419

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc. (the Company or Plan Sponsor). The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) act as the trustee, custodian and record keeper of the Plan. Hewitt Investment Group acts as the investment consultant to the Plan.
Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, or an employee who is a nonresidential alien with no United States income source are eligible to enter the Plan following the completion of their first hour of credited service with the Company. Associates employed on a temporary or nonpermanent basis who complete at least 1,000 hours of service within a computation period shall be eligible to become a participant on the earlier of the first day of the Plan year beginning after the computation period, or six months after the completion of such computation period. The computation period means the twelve month period beginning on the employee’s date of hire or any Plan year beginning after the date of hire.
Contributions - Contributions were made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50 percent of eligible compensation for non highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (IRS). The Company matches 50 percent of participant contributions up to the first 5 percent of eligible compensation. Matching contributions are not made on catch-up contributions.
Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, and charged with an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions, such as loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Participant Loans - Participants may borrow 50 percent of their vested account balance up to $50,000 at a commercially reasonable interest rate with payment of principal and interest made generally through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. A participant may have no more than 2 loans outstanding at any one time. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value and bear interest at rates that range from 5.00% to 10.50%. The carrying amount of the participant loans is estimated to approximate fair value because the interest charged approximates the market rate of interest for loans of similar credit worthiness and duration as of period end.
Management determines the collectibility of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.
Vesting - Participants are vested in their contributions plus net earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as a period of service of 365 days, with less than whole year periods of service aggregated on the basis of days. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%
Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.
Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death. The Plan allows participants to make early withdrawals for certain financial hardships. The Plan also allows in-service withdrawals by participants after they reach age 59 1/2. In addition, in-service withdrawals may be taken from a participant’s rollover account or after-tax contribution account. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59 1/2.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeitures - Forfeitures of nonvested Plan assets are used to reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited nonvested accounts were $93,123 and $6,842 at December 31, 2007 and 2006, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $51,463 for the year ended December 31, 2007.
Administrative Expenses - The Plan Sponsor or the Plan may pay the Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers. For the year ended December 31, 2007, the Plan paid $140,881 in administrative expenses. All other administrative expenses, other than loan and qualified domestic relations order fees paid by the Plan participants, were paid by the Company and were not material to the financial statements taken as a whole.
New Accounting Pronouncement - In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company believes the adoption of SFAS 157 will not have a material impact on the Plan’s financial statements.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting. Administrative expenses are recorded as incurred. Benefits are reported when paid.
As described in Financial Accounting Standards Board (the FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio Fund which is a common collective trust (see discussion below). As required by the FSP, the Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.
Risks and Uncertainties - The fair value of the Plan’s investment in Ingram Micro Inc. common stock amounted to $5,705,892 and $7,462,129 as of December 31, 2007 and 2006, respectively. Such investments represented 3.17% and 4.41% of the Plan’s total net assets available for Plan benefits as of December 31, 2007 and 2006, respectively. For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the December 29, 2007, Form 10-K and the March 31, 2007, June 30, 2007, September 29, 2007, and March 29, 2008 Forms 10-Q of Ingram Micro Inc. filed with the Securities and Exchange Commission.
The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition - Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily based on quoted market prices. Investments in the common and collective trust are stated at fair value based on the value of the underlying investments and then adjusted to contract value as described below. The Company’s Common Stock is stated at fair value based on the quoted market price of the underlying shares of stock held at year end. Participant loans are recorded at cost, which approximates fair value.
The Plan invests in the Fidelity Managed Income Portfolio Fund which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. In determining the net assets available for Plan benefits, the Fidelity Managed Income Portfolio Fund is included in the Plan’s financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The market value spot yield to maturity and crediting interest rate for that fund was approximately 4.82% and 4.40% at December 31, 2007, respectively,

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
and approximately 4.84% and 4.27% at December 31, 2006, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a regular basis for resetting.
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments - Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
NOTE 3 — INVESTMENT ELECTIONS
The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
NOTE 4 — INVESTMENTS
The following table presents the fair value of investments. Investments greater than 5 percent of the Plan’s net assets as of December 31, 2007 and 2006 are separately identified as follows:

		2007		2006
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies:

American Funds Group	Growth Fund of America, 949,368 and 917,323 units, respectively	$32,050,680		$29,959,763

Fidelity Management Trust Co.	Diversified International Fund, 574,775 and 521,160 units, respectively	22,933,535		19,256,860

Fidelity Management Trust Co.	Equity Income Fund, 541,674 and 516,638 units, respectively	29,878,736		30,249,173

Fidelity Management Trust Co.	Spartan U.S. Equity Index Fund, 340,271 and 366,480 units, respectively	17,660,078		18,389,949

Artisan Funds, Inc.	Mid Cap Fund, 293,271 and 223,699 units, respectively	9,073,801		6,813,876	*

Artisan Funds, Inc.	Small Cap Value Fund, 563,181 and 482,631 units, respectively	7,805,685	*	8,725,976

Other — Registered Investment Companies (individually less than 5% of net Plan assets)		32,651,432		26,431,625

Total Registered Investment Companies		152,053,947		139,827,222

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 4 — INVESTMENTS (Continued)

Common Stock:

Ingram Micro Inc.	Ingram Micro Inc. Stock, 316,242 and 365,560 shares, respectively	5,705,892	*	7,462,129	*

Total Investments Valued at Fair Value as Determined by Quoted Market Prices		157,759,839		147,289,351

Investments Valued at Estimated Fair Value:
Common and Collective Trust:
Fidelity Management Trust Co.	Managed Income Portfolio Fund, 17,607,285 and 17,512,130 units, respectively	17,417,995		17,337,872

Total Common and Collective Trust		17,417,995		17,337,872
Other — Participant loans (less than 5% of net Plan assets)		4,927,018		4,269,513

Total Investments Valued at Estimated Fair Value		22,345,013		21,607,385

Total Investments		$180,104,852		$168,896,736

* — Less than 5% of Plan Net Assets
During 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $725,243 as follows:

Net Change in Fair Value:

Investments Valued at Fair Value as Determined by Quoted Market Prices:
Ingram Micro Inc. Common Stock	$(751,949)
Registered Investment Companies	26,706

Net Depreciation in Fair Value of Investments	$(725,243)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 5 — EMPLOYER STOCK
Participants may not invest more than 50 percent of their contributions into Ingram Micro Inc. Common Stock and are not permitted to transfer funds from the Plan’s other investment options into Ingram Micro Inc. Common Stock. Participants may, however, transfer funds out of Ingram Micro Inc. Common Stock into any of the Plan’s other funds.
NOTE 6 — PARTY-IN-INTEREST
Certain Plan investments are managed by Fidelity. Fidelity acts as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Direct fees paid to Fidelity for the year ended December 31, 2007 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.’s Common Stock. These transactions qualify as party-in-interest transactions.
NOTE 7 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100 percent of his or her account vested balance as of the date of the termination.
NOTE 8 — TAX STATUS
The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the IRS by a letter dated November 12, 1998. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan’s tax counsel has not reported anything to the contrary. The Plan applied for a new determination letter in June 2007.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS (Continued)
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net assets available for Plan benefits, per the financial statements	$180,282,419	$169,046,819

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	(189,290)	(174,258)

Net assets available for Plan benefits per the Form 5500	$180,093,129	$168,872,561

The following is a reconciliation of net increase per the financial statements to the Form 5500:

Year ended December 31, 2007
Increase in Net Assets Available for Plan Benefits per the financial statements	$11,235,600

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust) as of December 31, 2007	(189,290)

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust) as of December 31, 2006	174,258

Total net income per the Form 5500	$11,220,568

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Schedule I: Form 5500 — Schedule H — Part IV — Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007
EIN: 62-1644402
Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
		Maturity Date,
	Identity of Issuer, Borrower,	Rate of interest, Collateral, Par or Maturity
	Lessor, or Similar Party	Value	Cost**	Fair Value
	Registered Investment Companies
	American Funds Group	Growth Fund of America, 949,368 units		$32,050,680
	Artisan Funds, Inc.	Small Cap Value Fund, 563,181 units		7,805,685
	Artisan Funds, Inc.	Mid Cap Fund, 293,271 units		9,073,801
	Dodge and Cox	Balanced Fund, 52,663 units		4,265,703
*	Fidelity Management Trust Company	Diversified International Fund, 574,775 units		22,933,535
*	Fidelity Management Trust Company	Equity Income Fund, 541,674 units		29,878,736
*	Fidelity Management Trust Company	Freedom 2005 Fund, 7,314 units		86,231
*	Fidelity Management Trust Company	Freedom 2010 Fund, 42,828 units		634,713
*	Fidelity Management Trust Company	Freedom 2015 Fund, 35,453 units		442,093
*	Fidelity Management Trust Company	Freedom 2020 Fund, 389,524 units		6,158,369
*	Fidelity Management Trust Company	Freedom 2025 Fund, 90,857 units		1,197,502
*	Fidelity Management Trust Company	Freedom 2030 Fund, 292,272 units		4,828,338
*	Fidelity Management Trust Company	Freedom 2035 Fund, 81,887 units		1,120,209
*	Fidelity Management Trust Company	Freedom 2040 Fund, 114,040 units		1,109,606
*	Fidelity Management Trust Company	Freedom Income Fund, 78,833 units		902,641
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 340,271 units		17,660,078
	PIMCO Funds	PIMCO Total Return Fund, 709,776 units		7,587,506
	The Vanguard Group	Vanguard Small Cap Growth Index, 215,818 units		4,318,521

	Total Registered Investment Companies			152,053,947

	Common and Collective Trust
*	Fidelity Management Trust Company	Managed Income Portfolio Fund, 17,607,285 units		17,417,995

	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 316,242 shares		5,705,892

*	Participant Loans	Loans at par with maturities through 2020, interest		4,927,018
		rates ranging from 5.00% to 10.50% collateralized by
		participant balances

	TOTAL INVESTMENTS			$180,104,852

*	These investments represent parties-in-interest to the Plan.

**	Cost information is not required under ERISA as the investment options are participant directed.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Consent of Independent Registered Public Accounting Firm
Ingram Micro Inc. Benefits Administrative Committee
Santa Ana, California
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-43447) of our report dated June 23, 2008, relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan appearing on this Form 11-K for the year ended December 31, 2007.
BDO Seidman, LLP
Costa Mesa, California
June 23, 2008